UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

X
IN THE MATTER OF	X	APPLICATION FOR AN ORDER PURSUANT TO
ACS WIRELESS, INC.	X	SECTION 3(b)(2) OF THE INVESTMENT
	X	COMPANY ACT OF 1940 DECLARING THAT
600 Telephone Avenue	X	ACS WIRELESS, INC. IS PRIMARILY ENGAGED
Anchorage, Alaska 99503-6091	X	IN A BUSINESS OTHER THAN THAT OF
	X	INVESTING, REINVESTING, OWNING,
File No. 812-14066	X	HOLDING OR TRADING IN SECURITIES.

I.	INTRODUCTION

ACS Wireless, Inc. (“ACS Wireless” or the “Applicant”), an Alaska Corporation and a wholly owned, second-tier subsidiary of Alaska Communications Systems Group, Inc. (“ACS Group”), hereby applies for an order of the Securities and Exchange Commission (the “Commission”) under Section 3(b)(2) of the Investment Company Act of 1940 (the “Act”), declaring that ACS Wireless is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

ACS Wireless is an Anchorage, Alaska-based telecommunications company that is primarily engaged in providing wireless communications services.  ACS Wireless was incorporated in the State of Alaska on  July 31, 1995 under the name MACTEL INC.   ACS Group purchased MACTEL INC. in May 1999 and renamed it ACS Wireless, Inc.  ACS Wireless has since operated as a wholly-owned subsidiary of ACS Group,  held by ACS Group through ACS Group’s wholly-owned subsidiary Alaska Communications Systems Holdings, Inc. (“ACS Holdings”).

ACS Group is an Anchorage, Alaska-based telecommunications company listed on the NASDAQ Stock Market that commenced business in May 1999 after the acquisition of Anchorage Telephone Utility, the largest local exchange carrier in Alaska, and the Alaska telecommunications properties of Century Telephone Enterprises, Inc., a provider of local telephone services and internet services in Alaska.  Since 1999, ACS Group has expanded its business to include internet and wireless technology services and has acquired and built significant fiber optic transport facilities connecting Alaska and the lower 48 United States.  ACS Wireless conducts virtually all of the wireless portion of that business.  ACS Holdings is an intermediate holding company for ACS Wireless and other subsidiaries through which ACS Group conducts its business.

Since its formation, ACS Wireless’ primary objective has been providing wireless telecommunications services in Alaska.  As of September 30, 2012, ACS Wireless’ total assets on an unconsolidated basis were approximately $105.9 million1.  As of September 30, 2012, on an unconsolidated basis, ACS Wireless’ owned no “investment securities” as defined in Section 3(a)(2) of the Act.

On June 4, 2012, ACS Group, ACS Wireless, and General Communications, Inc. (“GCI”)2 and GCI Wireless Holdings, LLC (“GCI Wireless”) agreed to form a joint venture in which each would contribute substantially all the assets used in its wireless businesses (other than its retail wireless business) and certain related telecommunications transport assets (the “Transaction”) to a newly formed limited liability company, The Alaska Wireless Network, LLC (“AWN”).  The Transaction was publicly announced by ACS Group in an 8-K filed with the Commission on June 5, 2012, a copy of which is attached hereto as Exhibit A.  The Transaction remains subject to obtaining various approvals, including the entry of the order hereby requested from the Commission.  Under the terms of the Transaction, AWN will be primarily engaged in providing wholesale wireless communication services to its Members. Assuming completion of the Transaction, ACS Wireless will become a member of AWN, and AWN will be owned 66⅔% by GCI Wireless and 33⅓% by ACS Wireless.3

The wireless telecommunications market in Alaska has experienced significant growth over the past several years, and despite the entry of AT&T into the wireless market, ACS Wireless’ revenue has remained stable.  A substantial portion of that revenue stability has been attributable to roaming revenue charged to third party providers using ACS Wireless’ network as well as subsidies ACS Wireless receives from the federal government as a competitive eligible telecommunications carrier (“CETC”) under 47 CFR 307(a)(1).  Roaming revenues are expected to decrease significantly beginning in 2013 when Verizon enters the Alaska market while CETC revenue is expected to decrease commencing 2014 because of proposed changes to the federal telecommunications regulatory environment.4  Consequently, without the joint venture with GCI, ACS Wireless is concerned that it will face declining profitability from its wireless business and difficulty in competing in Alaska’s rapidly evolving telecommunications industry.

At present, ACS Wireless is not an investment company as defined in Section 3(a) of the Act.  Since its inception, ACS Wireless has functioned primarily as a direct telecommunications service provider.  None of ACS Wireless’ total assets (other than U.S. government securities and cash items) on an unconsolidated basis as of September 30, 2012, consist of investment

1 Excluding $24 million of FCC spectrum, legal title to which is held by ACS Wireless License Sub, LLC.

2 Based on publicly available information, GCI is an Alaska-based telecommunications company founded in 1979 that provides voice, video and data communication services to residential, commercial and government customers.  GCI has over 1,600 employees in Alaska and is the state’s largest provider of internet services with cable modem, wireless and dedicated access services. GCI’s network is connected through company-owned fiber optic and satellite facilities to the lower 48 United States.

3 Please see the organization chart below in Section III.a.

4 See In the Matter of Connect America Fund, et. al., WC Docket No. 10-90 et al., Report and Order and Further Notice of Proposed Rulemaking, FCC 11-161, adopted October 27, 2011, and released November 18, 2011, para. 502).

securities.5  However, as a result of the Transaction, if consummated, ACS Wireless will in effect have converted the majority of its existing assets into assets that may constitute an investment security in a controlled, but not primarily controlled, entity.6  As a result, following consummation of the Transaction, ACS Wireless may not be excepted from the definition of investment company by virtue of the 40% test in Section 3(c)(1)(C) of the Act or the 45% tests of Rule 3a-1 thereunder.7

Notwithstanding the foregoing, Applicant submits that the Transaction will not change the fundamental nature of its business, which is providing wireless telecommunication services to consumers and businesses in Alaska.  As described below, ACS Wireless has never been, and following the Transaction will not be, engaged in the business of investing, reinvesting, owning, holding or trading in securities.  Accordingly, ACS Wireless hereby requests an order from the Commission under Section 3(b)(2) of the Act.

II.	THE APPLICANT

a.	History

ACS Wireless currently operates one of Alaska’s leading wireless networks.  ACS Wireless was incorporated in the State of Alaska on  July 31, 1995 under the name MACTEL INC.   Originally owned by Anchorage Telephone Utility (“ATU”), the largest local exchange carrier in Alaska, MACTEL INC. provided cellular communications services as part of ATU’s diversified telecommunications business.  In May 1999, ACS Group acquired both ATU and the Alaska telecommunications properties of Century Telephone Enterprises, Inc., a provider of local telephone services and internet services in Alaska.  ACS Holdings acquired MACTEL INC. as part of the purchase of ATU, and renamed it ACS Wireless, Inc.  ACS Wireless has since operated as a wholly-owned, second-tier subsidiary of ACS Group.

b.	Current Business and Structure

ACS Wireless is primarily engaged in the business of providing wireless telecommunications services, including facilities-based voice and data services, to individual and business customers throughout Alaska, with roaming coverage available in the lower 48 states, Hawaii and Canada.  ACS Wireless operates under the trade-name “Alaska Communications” and its web-site is located at http://www.alaskacommunications.com/Personal/Wireless.aspx.  As

5 Other than assets directly related to its operations, ACS Wireless’ only assets consist of a small bank deposit and limited liability company membership interest in a telephone purchasing consortium.

6 ACS Wireless does not, however, concede that its stake in AWN legally constitutes a “security” or “investment security” for purposes of the Act or any other law or regulation.

7 Pursuant to Section 3(a)(1)(C) of the Act, securities issued by majority-owned subsidiaries of the issuer are not counted among the issuer’s “investment securities” for purposes of reaching the 40% threshold set forth in the Act, when such subsidiary is (i) not itself an investment company and (ii) not relying on an exemption from the definition of investment company under Section (3)(c)(1) or Section (3)(c)(7) of the Act.  ACS Group’s counsel has advised ACS Group that neither it nor ACS Holdings should be deemed an investment company if the requested order is granted to ACS Wireless.

a wholly-owned subsidiary of a diversified telecommunications group, ACS Wireless’ strategy is to concentrate on wireless telecommunications and to develop further its existing business, retain existing customers and attract new ones.

ACS Wireless’ network is among the most extensive in Alaska, covering approximately 85% of Alaska’s population and supporting approximately 118,000 connections as of December 31, 2011.  ACS Wireless’ various licenses collectively cover virtually all of Alaska.  In addition, through roaming agreements, ACS Wireless provides customers with a range of services and coverage throughout the contiguous states, Hawaii and Canada.

Applicant’s parent company, ACS Group, leverages its wholly-owned local telephone subsidiaries to support its wireless and data network and to serve the rapidly expanding market of data dependent consumers and businesses.  The company's network coverage extends from the North Slope of the Brooks Range to the Southeast panhandle of Alaska, and is complemented by data and voice roaming agreements in the lower 48 United States and Canada.  This enables ACS Wireless to offer nationwide plans comparable to those offered by the largest wireless carriers in the United States.

We note that in excess of 95% of the total book value8 of the assets of ACS Wireless (before excluding “cash items and Government securities” under the Act) consist of one or more of the following assets: (i) accounts receivable from customers, (ii) property, plant and equipment (such as cell towers, land leases and electronic equipment) and (iii) current assets, such as material and supplies.  Virtually all of its assets are comprised of operating assets and virtually all of its earnings are derived from the provision of wireless telecommunications services.  Moreover, essentially all of the revenue and expenses of ACS Wireless are derived from providing wireless telecommunications services.  None of ACS Wireless’ assets consist of, and none of its revenue, expenses or earnings are derived from, “investment securities.”

III.	THE TRANSACTION

a.	Overview

On June 4, 2012 ACS Wireless entered into an agreement to create a joint venture with GCI Wireless involving ACS Wireless’ and GCI’s non-retail wireless activities.  Pursuant to the Asset Purchase and Contribution Agreement dated as of June 4, 2012 (the “Contribution

8 Applicant believes the value of its non-investment securities assets to be well in excess of their book value.  All assets will be definitively valued at or around the closing of the Transaction and, for purposes of this Application, in accordance with section 2(a)(41)(B) of the Act.  For purposes of Section 3 of the Act, Section 2(a)(41) of the Act defines  “value” to mean (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are available, the market value at the end of the last preceding fiscal quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost of the securities and other assets.

Agreement”), ACS Wireless will sell or license certain assets used primarily in ACS Group’s wireless activities and its related data transport business to GCI for $100 million in cash (the “Purchased Assets”).9  ACS Wireless will transfer to AWN all remaining tangible and intangible assets owned, leased or held by ACS Wireless or any of its affiliates and used primarily in connection with the conduct of ACS Group’s wireless activities (other than its retail wireless business) and its related data transport business.  As part of its retail wireless activities, ACS Wireless will retain, among other things, its retail outlets, accounts receivable and contracts for the provision of wireless services.10  GCI Wireless will contribute to AWN certain assets held by various GCI affiliates and used primarily in GCI’s wireless activities (other than its retail wireless business) and the Purchased Assets.  After giving effect to such contributions, AWN will be owned 66⅔% by GCI Wireless and 33⅓% by ACS Wireless.  The Transaction agreements contemplate that the Transaction will close no later than the third quarter of 2013.

9 In general, all non-retail wireless assets of ACS Group will be sold to GCI or directly contributed to AWN.  ACS Group’s non-retail wireless assets held by entities other than ACS Wireless will be transferred to ACS Wireless prior to the Transaction. Such assets will be contributed to AWN either directly through ACS Wireless or indirectly as part of the sale to GCI of the Purchased Assets.  The parties have prepared lists of assets to be contributed to AWN and will review and finalize the assets to be transferred to AWN prior to closing the Transaction.

10 ACS Group’s non-retail wireless contracts will be assumed by AWN.

Proposed ownership structure of AWN:

From the perspective of ACS Wireless, the venture, as described below, is intended to enable ACS Wireless to continue to operate in a more competitive way the same business in which it is presently engaged.

The primary purpose of AWN will be the provision of wholesale wireless communications services.  According to the terms of the AWN limited liability company operating agreement (the “Operating Agreement”) to be executed by the parties concurrently with the closing of the Transaction (the “Closing”), the business and sole purpose of AWN is to i) own and operate the assets contributed to AWN by GCI Wireless and ACS Wireless, ii) engineer, operate and maintain competitive wireless network(s) in Alaska, iii) design and implement competitive plans for the provision of wireless products (including procuring and reselling wireless devices) and services, and provide such plans to wireless carriers on a wholesale basis, that permit the members of AWN to compete with other facilities-based wireless carriers in providing voice, data and text services, iv) engineer, provide and maintain competitive wireless backhaul and transport services for the benefit of AWN and other wireless carriers serving the Alaska market solely for wireless devices, v) provide competitive cell site leases, vi) enter into wireless roaming agreements, vii) support the members in maintaining their respective Federal Communications Commission eligible telecommunications carrier designations and viii) to the extent related to the foregoing, support the members and their affiliates in complying with their regulatory obligations (collectively, the “Wireless Business”).  AWN will not engage in any activity or business other than the Wireless Business except upon the affirmative vote of all members of AWN and unanimous approval of the board of directors of AWN (the “Board”).

The property and assets to be contributed to AWN by ACS Wireless will include substantially more than 50% of the “fair value” of the total assets of ACS Wireless as of September 30, 2012,

and 100% of such assets are of the type described above under the section entitled “Current Business”.11

During the first four years after the Closing, ACS Wireless will be entitled to a preferred distribution of up to $50 million in each of the first two years, and $45 million in each of the third and fourth years, and GCI Wireless will receive any remaining distributions.12  After the first four years following the Closing, distributions will be made according to percentage ownership interests.

The retained wireless businesses of ACS Wireless and GCI Wireless will purchase wireless services from AWN at a wholesale rate, and AWN will purchase additional network capacity from ACS Wireless and GCI Wireless or their respective affiliates.  ACS Wireless and GCI Wireless are prohibited from transferring their limited liability company membership interest (their “Interest”) in AWN for a period of four years after the Closing and, after such time, any transfer of their Interest must be accompanied by the transfer of the transferring entity’s customer connections.  ACS Wireless will have “tag-along” rights with respect to sales by GCI Wireless of its Interest, and GCI will have “drag-along” rights beginning five years after the Closing.  If either ACS Wireless or GCI Wireless transfers its Interest in AWN before the eighth anniversary after Closing, the distributions payable to AWN’s members may be adjusted based on relative decrease in the number of wireless subscribers of the new member during the two year period following such transfer.

Currently, and at all times before the Transaction, ACS Wireless provides wireless services to customers through its wholly-owned facilities.  Following the Transaction, AWN will enter into a facilities network use agreement with each of its members, pursuant to which AWN will provide all wireless services that the member carriers need to service their customers.  Following consummation of the Transaction, ACS Wireless will continue providing certain network-related services to AWN and will be paid by AWN for such services.  ACS will remain actively engaged in providing wireless services to its retail customers with network-related services provided by AWN.

ACS Wireless does not have any current intention or plan to dispose of its 33⅓% ownership interest in AWN or any of its other assets outside of the ordinary course of business.  ACS Wireless has no reason to believe that GCI Wireless has any current intention or plan to dispose of its 66⅔% ownership interest in AWN or any of its other assets outside of the ordinary course of business.

11 As noted earlier, prior to the Transaction, other subsidiaries of ACS Group will transfer to ACS Wireless their wireless operating assets which ACS Wireless will, in turn, contribute to AWN.  These assets were not included when calculating the percentage of ACS Wireless’ property and assets to be contributed to the joint venture stated above.

12 Distributions payable to ACS Wireless, and GCI Wireless at the end of the above period, are subject to adjustment based on relative decreases in the number of wireless subscribers of ACS Group and GCI during such period.

b.	Strategic Considerations

ACS Group’s management and the members of its board of directors believe that absent the joint venture with GCI, the profitability of ACS Wireless’ activities would decline substantially, if the Transaction is consummated, management and the board of directors believe that ACS Wireless’ contribution to ACS Group’s profitability will remain relatively stable.

Operating revenues from ACS Group’s wireless services segment increased from $24.9 million for the year ended December 31, 1999 to $141.0 million for the year ended December 31, 2009.  Operating revenues decreased to $140.6 million for the year ended December 31, 2010 and since then have remained relatively flat and, other than roaming and CETC revenue, declined principally as a result of competition from AT&T, Inc. and GCI.  For the year ended December 31, 2011, operating revenues from the wireless business segment were $150.2 million, or approximately 43.0% of total operating revenues of $349.3 million.

The anticipated decline in the profitability of ACS Wireless is primarily attributable to (1) the expected declines in subsidies that ACS Group currently receives from the federal government as a competitive eligible telecommunications carrier, which subsidies are being phased out pursuant to an October 2011 order from the Federal Communications Commission and (2) Verizon’s pending entry into the Alaska market, which, among other factors, is expected to reduce significantly ACS Wireless’ roaming revenues and to reduce ACS Wireless’ market share.

Approximately 96% of ACS Wireless’ projected roaming revenue for 2012 is attributable to a roaming agreement with Verizon.  Commencing in late 2012, Verizon began expanding its network to Alaska and that build out is expected to be completed by 2015.  While ACS Wireless’ roaming revenue may initially increase upon Verizon’s entrance to the Alaska market due to Verizon’s new customers roaming on ACS Wireless’ 3G network, ACS Wireless’ roaming revenue is expected to decrease substantially over time as Verizon’s customers start to use Verizon’s 4G network.  Under the Transaction, ACS Wireless expects to receive up-front cash and distributions from AWN that will match or exceed the profits and cash flow that ACS Wireless otherwise expected to receive from its transferred wireless business.

c.	Management of AWN

Along with the rights typically afforded to minority interest-holders in a joint venture, ACS Wireless maintains a significant influence over major decisions of AWN, while GCI Wireless is in charge of day-to-day management of AWN pursuant to the Operating Agreement.

AWN’s Board will be comprised of three members: the chief executive officer of each of ACS Group and GCI, and the chief executive officer of AWN (the “CEO”, initially Mr. Wilson Hughes, a current GCI officer chosen jointly by ACS Wireless and GCI Wireless).  The appointment of any successor CEO requires a unanimous vote of the Board, provided that ACS Wireless must approve at least one individual from a list of three or more qualified individuals with appropriate experience proposed by GCI Wireless.  The presence of all three Board members is necessary to constitute a quorum.

The primary function of the Board will be to review and approve by majority vote the annual budget and four year plans of AWN (each, a “Plan” and collectively, the “Plans”).13  The Operating Agreement provides that, should a proposed Plan provide for a significant reduction in capital expenditures or project less than a 3% annual increase in consolidated net income of AWN, any Board member may submit objections to such Plan, and the Board will negotiate in good faith to resolve such objections.  If such negotiations fail, the disputed Plan will be submitted to an arbitrator to make a final determination as to whether the Plan is in line with AWN’s financial objectives.  This mechanism allows ACS Wireless to influence AWN’s budget.

In addition to strategic input, ACS Wireless maintains influence over the operations of AWN through a requirement for unanimous approval by AWN’s members (ACS Wireless and GCI Wireless) of the following key issues:

(1)	A change in the line of business of AWN beyond the wireless business;

(2)	Admission of an additional member(s) to AWN;

(3)	Incurring indebtedness i) in excess of $5 million outside the ordinary course of business, or ii) in excess of $10 million with a term greater than one year in the ordinary course of business;

(4)
The sale, exchange or other disposition of all or substantially all the consolidated assets of AWN, if such sale has a fair market value in excess of $5 million or would impair any member’s ability to meet its carrier of last resort regulatory obligations;

(5)	Entering into a facilities use agreement, distribution agreement, or similar agreement pursuant to which AWN will provide wireless services or plans to anyone other than ACS Group or GCI;

(6)
Any action that would cause AWN to be characterized as an entity other than a partnership for federal income tax purposes or any other tax election that would have a material adverse effect on, or affect the tax status of any member;

(7)	Voluntary dissolution of AWN and distributions of assets in kind upon liquidation;

(8)	Filing of a voluntary bankruptcy petition;

(9)	Making any material amendments to AWN’s organizational documents;

(10)	Merger, consolidation or other combination of AWN with another company;

13 The parties have already agreed on the four year plan for fiscal years 2013 through 2016.

(11)	Commencing or settling litigation or arbitration that involves an amount in excess of $5 million, or entering any plea of guilty or nolo contendere on behalf of AWN in any criminal matter;

(12)	Making certain network capacity purchases;

(13)	Entering into any affiliate transactions not contemplated by AWN’s operating agreement;

(14)	Making any decisions regarding major technology upgrade plans;

(15)
Creating or allocating any limited liability company interests, or other equity interests or securities, other than the 66⅔% equity interest of GCI Wireless and the 33⅓% equity interest of ACS Wireless;

(16)	Redeeming limited liability company interests or other equity interests or securities of AWN;

(17)	Creating or transferring assets to a subsidiary of AWN other than a wholly-owned subsidiary;

(18)	Changing the name of AWN;

(19)	Lending by AWN outside of the ordinary course of business;

(20)	Determining the fair market value of i) the assets contributed to AWN by ACS Group and GCI Wireless, ii) the assets of AWN upon liquidation, or iii) certain other circumstances;

(21)
Entering into, terminating, waiving or modifying any material provision of any contract or agreement to which AWN is or intends to become a party, that is not consistent with the Plans or that includes a financial commitment by AWN in excess of $10 million payable after the end of the current four year plan;

(22)
Entering into, terminating, waiving or modifying any material provision of AWN’s working capital loan that is secured by collateral not permitted by each member’s lenders, that may affect the timing or amount of any ACS Wireless preferred distribution or that contains terms that are commercially unreasonable;

(23)	Declaring or paying any non-cash dividend or other distribution to members outside of the Operating Agreement;

(24)	Moving the principal office of AWN outside of Anchorage, Alaska or designating any place outside of Anchorage, Alaska for a meeting of the members;

(25)	Adopting a method other than prorating to allocate net income or net loss upon the admission of a new member; and

(26)	Determining the method for distributing assets upon liquidation.

d.	Nature of ACS Wireless’ Business Following the Transaction

Following the Transaction, ACS Wireless’ assets will consist of its 33⅓% ownership interest in AWN and its retail-related wireless assets as well as Current Assets (as defined below).  The book value of ACS Wireless’ interest in AWN is anticipated to constitute substantially more than 50% of its total unconsolidated assets, with the remaining portion consisting of the above-retained assets.  ACS Wireless’ primary purpose will be to conduct its retail wireless business and oversee the operations of AWN through the exercise of its control rights, described above under “Management of AWN”.  ACS Wireless will continue to operate as a regulated, facilities-based wireless carrier, will maintain its retail outlets and will be required under the Operating Agreement to maintain its projected subscriber levels or suffer economic penalties if it fails to do so.

Reason Relief is Requested

ACS Wireless’ stake in AWN may cause ACS Wireless to exceed the 40% ownership threshold of “investment securities” set forth in the Act, and therefore ACS Wireless may meet the definition of an “investment company” under Section 3(a)(1)(C) of the Act.  Because AWN is not a wholly- or majority-owned subsidiary of ACS Wireless or a company controlled primarily by ACS Wireless, ACS Wireless’ interest in AWN could not necessarily be included as a “good” asset of ACS Wireless for purposes of Section 3(a)(1), Section 3(b)(1) or Rule 3a-1 under the Act, as set forth below.

Based on the five factors listed in Section IV.b. below and the accompanying analysis, ACS Wireless has never been, is not now, and should not be classified as an “investment company” as defined under the Act.  ACS Wireless has entered into a joint venture with GCI Wireless principally in order to enhance its competitiveness within the wireless industry.  Neither ACS Wireless nor AWN will be primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities.

Historically, companies in the telecommunications sector have used mergers, acquisitions, joint ventures and similar arrangements to preserve viability and achieve growth by maintaining economies of scale and acquiring cutting-edge technology.  The need to undertake such activity to remain competitive indicates the potential problems that the Act presents for ACS Wireless.  Business transactions motivated entirely by the opportunity to extend products and services to larger or untapped markets, or to maintain a competitive position, such as ACS Wireless’ joint venture with GCI Wireless, will be constrained by the need to maintain a majority of voting securities or an interest that provides primary control.  The operations of many telecommunications companies are conducted through such arrangements and may continue to be so conducted in the future, particularly as the more mature telecommunication markets enter phases of consolidation and as underdeveloped markets present new opportunities for growth.  The requested order will allow ACS Wireless to expand and compete effectively.

Without the relief requested hereby, ACS Wireless would have to substantially restructure its business so as to otherwise be excepted from the Act, which would pose great jeopardy to ACS Wireless’ ongoing viability as a telecommunications company.  Any such alternatives would significantly alter and damage the business prospects of ACS Wireless and AWN, without furthering any public policy or purpose that the Act was intended to promote.

Accordingly, ACS Wireless hereby requests that the Commission grant an order pursuant to Section 3(b)(2) of the Act declaring that ACS Wireless is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

IV.	APPLICABLE LAW AND PRECEDENTS

a.	Relevant Statutory Provisions

i)	Section 3(a)(1)(C)

Section 3(a)(1)(C) of the Act defines the term “investment company” to include any issuer engaged or proposing to engage in the business of investing, reinvesting, owning, holding, or trading in securities, which owns or proposes to acquire investment securities having a value exceeding 40% of that issuer’s total unconsolidated assets.

“Investment securities” are defined under Section 3(a)(2) to include all securities except Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner which i) are not investment companies and ii) are not relying on the exclusions from the definition of investment company in Sections 3(c)(1) and 3(c)(7) of the Act.

ii)	Section 3(b)(2)

Section 3(b)(2) of the Act permits the Commission to find, upon application of the issuer, that the issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through A) majority-owned subsidiaries, or B) controlled companies conducting similar types of business.

iii)	Section 2(a)(9)

Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”

Section 2(a)(9) also states that ownership of more than 25% of the voting securities of a company creates a presumption of control of such company.  Such presumption remains in effect until the Commission makes a determination to the contrary.

iv)	Section 2(a)(42)

Section 2(a)(42) defines voting security as “any security presently entitling the owner or holder thereof to vote for the election of directors of the company.”

v)	Rule 3a-1

Rule 3a-1 states that an issuer will be deemed not to be an investment company under the Act provided that no more than 45% of the value of the issuer’s total assets and net income after taxes consist of, or are derived from, securities other than (among other things) securities issued by companies 1) controlled primarily by such issuer, 2) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities and 3) which are not investment companies.

ACS Wireless will not satisfy the exception provided by Rule 3a-1 because ACS Wireless will not have primary control over AWN, instead, GCI Wireless will have primary control.14

b.	Applicability of Section 3(b)(2)

The Commission has listed the relevant criteria that it will use to determine whether an issuer is primarily engaged in a business other than that of investing in securities for purposes of Section 3(b)(2) of the Act.15  The five relevant factors enumerated by the Commission are: i) the issuer’s historical development, ii) its public representations of policy, iii) the activity of its officers and directors, iv) the nature of its present assets, and v) the sources of its present income.16  An examination of these factors in light of the Transaction makes clear that ACS Wireless is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities, and this would continue to be the case subsequent to the Transaction, at which time ACS Wireless also will engage in such business through AWN, a controlled company.

As a result of the Transaction, the Applicant may be considered an investment company within the meaning of Section 3(a)(1)(C), as described above.  The order requested hereby is appropriate nonetheless because, as demonstrated in this application, ACS Wireless is in the

14 Commission staff has stated that ‘a company is not “controlled primarily” by an issuer unless (1) the issuer has control over the company within the meaning of Section 2(a)(9) of the Act, and (2) the degree of the issuer’s control is greater than that of any other person.’  See Health Communications Servs., Inc., SEC No-Action Letter, Apr. 26, 1985.

15 See Certain Prima Facie Investment Companies, Investment Company Act Release No. IC-10937 (Nov. 13, 1979); In the Matter of the Tonopah Mining Company of Nevada, 26 SEC 426 (1947).

16 See Id.

communications business and the Transaction is in furtherance of that business.17  ACS Wireless is, and will continue to be, primarily engaged in the business of operating wireless telecommunications networks and providing wireless telecommunications services even though certain of the activities it formerly conducted directly will now be conducted through AWN.

Obtaining an order under Section 3(b)(2) is a condition to closing the Transaction, so the Applicant is requesting such order to resolve any uncertainties regarding the applicability of the Act to the Applicant.  In addition, ACS Wireless believes that the issuance of the order under Section 3(b)(2) would be in the public interest and consistent with the protection of investors and the purposes of the Act.

i)	Historical Development

As noted above, ACS Wireless is primarily engaged in providing wireless communications services.  Throughout its history, ACS Wireless has remained focused on providing wireless voice and data communications services to the residents of Alaska.  When it was acquired from the Municipality of Anchorage by ACS Holdings in May of 1999, ACS Wireless was already the largest wireless provider in the state, offering cellular telephone service, voicemail, paging, messaging, and prepaid cellular service.  In May 2004, ACS Wireless launched its Code Division Multiple Access (“CDMA”) wireless network, the first in the state, enabling it to begin offering broadband wireless data service to customers the next month. The following year, after signing up its 100,000th wireless subscriber, ACS Wireless expanded its CDMA network to cover the Fairbanks area.  With 88,000 residents and tens of thousands more visitors, the Fairbanks North Star Borough is the second most populous area in the State of Alaska.  At the beginning of 2006, ACS Wireless launched nationwide, wireless data-roaming service, giving ACS Wireless subscribers coverage in all 50 states and providing coverage to tourists traveling in Alaska. Before the end of the year, further expansion of the company's CDMA network was completed, extending service to the Ketchikan area in southeastern Alaska. Since its inception, ACS Wireless has continued to upgrade and expand its network and today has a network that covers 85% of the Alaskan population and serves well over a hundred thousand customers.

ACS Wireless’ historical growth supports a characterization of ACS Wireless as a company engaged primarily in providing wireless communications services, not in investing, reinvesting, owning, holding or trading in securities.

ii)	Public Representations of Policy

ACS Wireless has been consistently presented as a telecommunications company providing wireless services to its customers.  ACS Wireless and its parent company, ACS Group,

17 Pursuant to Section 3(a)(1) of the Act, securities issued by majority-owned subsidiaries of the issuer are not counted among the issuer’s “investment securities” for purposes of reaching the 40% threshold set forth in the Act, when such subsidiary is (i) not itself an investment company and (ii) not relying on an exception from the definition of investment company under Section (3)(c)(1) or Section 3(c)(7) of the Act.  Therefore, if ACS Wireless falls within the definition of an “investment company” under the Act due to its 33⅓% Interest in AWN, this status may become applicable to ACS Holdings and ACS Group, making it possible that they too will fall within that definition.

are part of a well-known communications company in the state of Alaska and neither has ever portrayed itself as anything other than a communications company.  In ACS Group’s annual 10-K  and quarterly 10-Q filings with the Commission,18 ACS Group has consistently stated that its objective, directly and through subsidiaries, including ACS Wireless, is to provide leading integrated communications services to consumer and business customers in and out of Alaska.  Similarly, a perusal of its web page at www.AlaskaCommunications.com and its investor relations page at ALSK.com show a clear focus on providing telecommunications services.    Through public statements, reports to shareholders, periodic filings with the Commission, public advertising and information contained on ACS Group’s website, ACS Wireless and ACS Group have invariably represented that ACS Wireless is primarily engaged in the business of telecommunications services.

iii)	Activities of Officers and Directors

The board of directors (the “Directors”) and executive officers (the “Officers”) of ACS Wireless are primarily engaged in managing ACS Wireless’ cellular telephone business and that of its affiliates.  The Directors have expertise in transmission, networking operations, voice and data networks and other related technical areas of expertise, and Officers have extensive experience in the telecommunications field.  The Directors and Officers leverage their expertise to improve ACS Wireless’ communication infrastructure and services in order to improve their customers’ experience. 19  Please see Exhibit B for the biographies of the Directors and Officers.

Treasury functions related to the assets of ACS Wireless including the managing and the holding of cash and cash equivalents are at the holding company level, ACS Holdings.  The CFO and the Vice President of Finance of ACS Wireless spend approximately 10% and 5% of their time, respectively, managing cash and cash equivalents at the holding company level. Officers and Directors of ACS Wireless other than the CFO and the Vice President of Finance spend less than 5% of their time addressing such matters.20 Neither the Directors nor the Officers otherwise dedicate any time to investing, reinvesting, owning, holding or trading in third-party investment securities.  As noted above, ACS Wireless owns no investment securities.21

iv)	Nature of Assets

As previously stated, Section 3(b)(2) provides that the Commission may find an issuer to be engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of business.

18 See ACS Group’s Form 10-K, filed with the Commission on March 2, 2012, file no. 000-28167 and Form 10-Q, filed with the Commission on May 4, 2012, file no. 000-28167.

19 Anand Vadapalli serves as both an Officer and a Director of ACS Wireless.

20 ACS Wireless’ Officers and Directors are a subset of ACS Group’s officers and directors.

21 See Part I, supra.

Outside its interest in AWN, after the Transaction, ACS Wireless’ unconsolidated assets will consist primarily of retail-related wireless assets.  Applicant believes that AWN is a controlled company for purposes of Section 3(b)(2).  In that respect, under Section 2(a)(9) of the Act, ACS Wireless will presumptively “control” AWN because it owns more than 25% of the company’s voting securities and is able to exercise a controlling influence over the management or policies of a company for reasons other than holding an official position in such company. Applicant submits that such influence is amply demonstrated by the facts of the Transaction as described above.  In that respect, ACS Wireless holds more than 25% of the equity in AWN, exerts management influence through ACS Group’s position on the board of directors and has contractual rights that prevent the company from taking certain significant actions without ACS Wireless’ approval.

A majority of ACS Wireless’ assets will be comprised of its interest in AWN, which will be a controlled company engaged in the wireless communications industry.  ACS Wireless is not primarily engaged in the business of investing, reinvesting, or trading in securities, nor will AWN be so engaged.  Rather, the nature of ACS Wireless’ assets as described in this application clearly supports the conclusion that the Applicant is primarily engaged in a business other than that of an investment company, through a controlled company that is engaged in the same business as Applicant: providing wireless communications services.  In determining the value of the Applicant’s assets, management has grouped the assets of ACS Wireless on an unconsolidated basis into four categories: (i) direct assets, (ii) assets of wholly- and majority-owned subsidiaries, (iii) assets of companies which are less than majority-owned but where ACS Wireless has control, as defined by Section 2(a)(9) of the Act and (iv) investments.

The following table sets forth the value22 of the assets of the Applicant grouped into these categories and the percentage of the value of the total assets of the Applicant represented by such assets as of September 31, 2012.

ACS Wireless
Unconsolidated Financial Book Value of Assets as of September 30, 2012
(Pre-Transaction)

	Value	Percentage
Directly-Owned Assets	$105.9 million	100%
Wholly- and Majority-Owned Subsidiaries	$0	0%
Controlled Companies	$0	0%
Investments	$0	0%
Total	$105.9 million	100%

22 Please note that the current value of ACS Wireless’ assets presented in the Application is book value.  Applicant submits that, because Applicant owns no investment securities and because historical valuations typically understate the value of assets, the numbers presented in the application are sufficient for purposes of the order and it is not necessary to obtain retroactive board approval to make the asset valuation comply with Section 2(a)(41).

ACS Wireless’ directly-owned assets include: (i) $73 million of property, plant and equipment and (ii) $32.9 million of current assets including cash, accounts receivable, material, supplies, prepayment and other current assets (“Current Assets”).

Assets categorized as Current Assets will remain with ACS Wireless and will not be contributed to AWN, as they are primarily related to ACS Wireless’ retail wireless business.  As noted earlier, ACS Group will cause its other subsidiaries to transfer substantially all of their non-retail wireless assets to ACS Wireless immediately prior to the Transaction, and such assets will in turn be sold to GCI for contribution to AWN or be contributed directly to AWN.   The fair market value of the assets to be transferred to AWN (and that of ACS Wireless’ interest in AWN) will not be known until immediately prior to the Transaction.23  Applicant’s board of directors will approve the valuations at that time in accordance with Section 2(a)(41), as described above.  Applicant believes that the key fact, relevant for purposes of the requested order, is not the precise valuations of assets transferred to AWN or retained by ACS Wireless, but rather the absence of ownership of any material amount of investment securities by either entity.

v)	Sources of Income

The Applicant derives all of its income from its wireless businesses.  For accounting purposes Applicant is not a separate financial reporting segment of ACS Group and therefore ACS Group does not track Applicant’s expenses separately, although it does track Applicant’s revenue for business purposes.

In determining the sources of the Applicants’ revenue, management has grouped the sources into four categories: (i) revenue attributable to directly-owned assets, (ii) revenue attributable to wholly- and majority-owned subsidiaries, (iii) revenue attributable to controlled companies and (iv) revenue from investments.

The following table sets forth ACS Wireless’ total unconsolidated revenue grouped into the four revenue categories discussed above24 and the percentage of revenue represented by such category for the nine months ended September 30, 2012 and the twelve months ended December 31, 2011.25

23 Final valuation of such assets will not be completed until immediately prior to the Closing.  Applicant represents that it will not rely on any relief granted by the Commission based on this Application, if either ACS Wireless or AWN owns investment securities in excess of 40% of their respective assets, on an unconsolidated basis (excluding ACS Wireless’ interest in AWN).

24  See IV b iv Supra.

25 Applicant recognizes that the above information discusses revenue rather than income.  As stated above, ACS Group does not treat ACS Wireless as a separate segment for financial reporting purposes and, as a result, does not allocate income separately for purposes of determining net income attributable to wireless operations.  ACS Group does, however, determine revenue sources for internal business purposes.  Applicant submits that information concerning revenue alone is sufficient for the purposes of this Application.

ACS Wireless
Unconsolidated Revenue26
(Pre-Transaction)

	Nine months ended September 30, 2012		Twelve months ended December 31, 2011
Source of Revenue	Revenue	Percentage	Revenue	Percentage
Directly-Owned Assets	$103,940	100%	$150,208	100%
Wholly- and Majority-Owned Subsidiaries	$0	0%		0%
Controlled Companies	$0	0%		0%
Investments	$0	0%		0%
Total	$103,940	100%	$150,208	0%

As demonstrated above, Applicant’s revenue is overwhelmingly attributable to its wireless telecommunications business.  Dividends, interest and gains, and losses on sales of securities currently constitute no portion of the Applicant’s revenue, and are not anticipated to constitute any portion of the Applicant’s revenue following the Transaction.  Similarly, Applicant currently has no investment securities with respect to which it incurs expenses, and will not have any expenses related to investment securities following the Transaction.  Accordingly, Applicant submits that the sources of revenue, by themselves, fully support the conclusion that the Applicant is primarily engaged in a business other than that of an investment company through a  controlled company that is engaged in the same business as the Applicant: developing, owning and operating mobile telecommunications networks and providing mobile telecommunications services.

c.	Relevant Precedents

i)	AirTouch

On February 23, 2000, the Commission granted an order pursuant to Section 3(b)(2) to AirTouch Communications, Inc. (“AirTouch”), based on facts and circumstances substantially similar to those of ACS Group.27

At the time of its application to the Commission, AirTouch was a leading wireless telecommunications company.  Like ACS Wireless, the majority of AirTouch’s assets consisted of interests in entities that were engaged in the telecommunications business and that AirTouch was actively involved in managing.  Like ACS Wireless, AirTouch determined that considerable synergies would result from combining assets with another leading telecommunications

26 Revenue figures are derived from ACS Group’s Form 10-Q, filed with the Commission on November 5, 2012.

27 See AirTouch Communications, Inc., application under Section 3(b)(2) of the Act, File No. 812-11954 (Jan. 24, 2000).

company, which would allow AirTouch to provide greater value to its wireless customers. On June 30, 1999, AirTouch merged with a wholly-owned subsidiary of Vodafone AirTouch Public Limited Company (“Vodafone AirTouch”) and in September 1999 Vodafone AirTouch and Bell Atlantic Corp. (“Bell Atlantic”) determined to enter into a general partnership (“Wireless”) into which AirTouch contributed approximately 80% of its total assets on a consolidated basis.  Bell Atlantic controlled 55% of Wireless and Vodafone AirTouch controlled 45%.  As with ACS Group’s minority interest in AWN, Vodafone AirTouch’s minority interest in Wireless put AirTouch at risk of being considered an “investment company” under the Act.

Wireless was primarily engaged in providing services within AirTouch’s historical industry of wireless telecommunications.  AirTouch’s rights to direct the management of Wireless were similar to the rights retained by ACS Wireless in AWN.  According to its January 24, 2000 application to the Commission, AirTouch held three out of seven board positions in Wireless, while the CEO of ACS Group holds one of three positions on the AWN Board and ACS Wireless has influence over the appointment of the third board member.28  Both AirTouch and ACS Wireless maintain strong influence over the management of their respective joint ventures, through a requirement for unanimous member approval (in the case of AWN) or approval of at least two board representatives  from AirTouch (in the case of Wireless) of the following key issues: 1) a change in the line of the company’s business, 2) dissolution of the company or voluntary filing for bankruptcy, 3) amendments to organizational documents, 4) authorizing, issuing or redeeming equity interest in the company, 5) creating subsidiaries, 6) entering into affiliate transactions and 7) certain major transactions of a high value.  In addition to the rights held by both ACS Wireless and AirTouch in their respective ventures, ACS Wireless maintains the right to vote over several additional items not listed in AirTouch’s application to the Commission.29  AirTouch held few rights that ACS Wireless does not have, including the right to designate one of the chief financial officer, chief operating officer, chief marketing officer or chief technology officer of Wireless, as determined by Wireless’ board.

The Commission granted AirTouch’s request for an order because, like ACS Wireless, AirTouch was engaged in operating a telecommunications company through its subsidiaries and controlled companies, and was not primarily engaged in the business of investing, reinvesting, or trading in securities.

28 The CEO of AWN serves as the third member of the Board.  ACS Wireless must approve at least one individual from a list of three or more qualified individuals with appropriate experience, proposed by GCI to serve as a successor CEO.

29 For example, unanimous member approval is required for AWN to enter into any facilities use agreement, reseller agreement, distribution agreement or similar agreement pursuant to which AWN will provide wireless services or plans.

ii)	Russian Telecommunications Development Corporation

On November 26, 2001 the Commission granted an order under Section 3(b)(2) of the Act to Russian Telecommunications Development Corporation (“RTDC”) based on facts and circumstances similar to those of ACS Wireless.30

At the time of its application RTDC was engaged in owning and operating a telecommunications business.  In September 2000, RTDC was acquired by MCT Corp. and lost its status as an entity exempt from registration as an investment company under Section 3(c)(1) of the Act.  RTCD was at risk of being deemed an “investment company” following the loss of its 3(c)(1) exemption because RTCD’s minority interest in several telecommunications companies may have constituted “investment securities” under the Act.

RTDC was not a passive investor in the entities in which it held a minority interest. RTDC, like ACS Wireless, retained strong rights that ensured its ability to remain actively involved in the operations of the ventures in which it held a minority interest.  The significant similarities between RTDC and ACS Wireless warrant the Commission granting the relief sought by ACS Wireless.

iii)	Other Relevant Precedents

The Commission has granted 3(b)(2) relief in several other situations with notable parallels to ACS Wireless, for example to SeaCo Ltd.31 and Price Communications Corporation.32  The foregoing review of the relevant precedents demonstrates that ACS Wireless’ situation can be compared favorably to many instances in which the Commission granted orders under Section 3(b)(2), therefore ACS Wireless respectfully requests to benefit from the same relief.

30 See Russian Telecommunications Development Corporation, application under Section 3(b)(2) and 45(a) of the Act, File No. 812-12646 (Sept. 27, 2001; amended Oct. 31, 2001).

31 SeaCo Ltd. (“SeaCo”) asserted in its March 16, 2010 application to the Commission that it was at risk of being classified as an “investment company” because, as the result of Chapter 11 proceedings, it held a minority interest in a shipping company that could cause over 40% of its assets to be classified as “investment securities.”  Like ACS Group, the company in which SeaCo held a minority interest was engaged in SeaCo’s historical industry, shipping, and SeaCo retained strong rights in the management of the company, similar to the rights held by ACS Group in AWN.  The Commission granted relief to SeaCo in an order dated April 9, 2010.  See SeaCo Ltd., application under Section 3(b)(2) of the Act, File No. 812-13753 (Feb. 9, 2010; amended Mar. 4, 2010; Mar. 16, 2010).

32 At the time of its application to the SEC, Price Communications Corporation (“PCC”) was in the telecommunications business.  A PCC subsidiary contributed its cellular business and cash to a wireless communications joint venture with Cellco Partnership, which contribution represented substantially all of PCC’s assets and put PCC at risk of being classified as an “investment company” under the Act.  Unlike ACS Wireless, the limited partnership in which PCC held and interest was eventually to be liquidated, and PCC’s interests were to be exchanged for shares of a Verizon entity (either Verizon Communications or Verizon Wireless).  The Commission granted relief to PCC under Section 6(c) of the Act, which relief was set to expire upon the liquidation of the limited partnership.  See Price Communications Corporation and Price Communications Wireless, Inc., application under Sections 3(b)(2) and 6(c) of the Act, File No. 812-12808 (Apr. 23, 2002).

V.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicant states the following:

Applicant Address:	ACS Wireless, Inc.
600 Telephone Avenue
Anchorage, Alaska 99503-6091

Please direct questions to:	Brian M. Kaplowitz
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019-6099
Telephone: (212) 839-5370
E-mail: bkaplowitz@sidley.com

Leonard Steinberg
Alaska Communications Systems Group, Inc.
600 Telephone Avenue
Anchorage, Alaska 99503-6091
Telephone: (907) 297-3105
E-mail: leonard.steinberg@acsalaska.com

VI.	REQUEST FOR ORDER

On the basis of the foregoing, the Applicant submits that it qualifies for an order under Section 3(b)(2) of the Act, and respectfully requests that the Commission enter an order pursuant to Section 3(b)(2) of the Act declaring that the Applicant is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

IN WITNESS WHEREOF, ACS Wireless, Inc.  has caused this application to be duly executed this 29th day of January, 2013.

ACS WIRELESS, INC.

By:	/s/ Wayne Graham
Name: Wayne Graham
Title: Chief Financial Officer

  VII.    VERIFICATION

STATE OF OREGON	)
)
COUNTY OF WASHINGTON	)

The undersigned states that he has duly executed the attached amended application under Section 3(b)(2) of the Investment Company Act of 1940 dated January 29th, 2013 for and on behalf of ACS Wireless, Inc.; that Wayne Graham is the Chief Financial Officer of ACS Wireless, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Wayne Graham
Wayne Graham

Subscribed and sworn before me, a Notary Public, this 29th day of January, 2013.

/s/ Kimberly Noel Daschel
Notary Public

My commission expires: October 23, 2016

INDEX OF EXHIBITS

A.	Alaska Communications Systems Group, Inc. Form 8-K announcing the transaction, filed with the Commission on June 5, 2012

B.	Biographies of the Officers and Directors of ACS Wireless, Inc.

C.	Proposed SEC Notice of Application

Exhibit Index

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	June 5, 2012

Alaska Communications Systems Group, Inc.

__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	000-28167	52-2126573
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

600 Telephone Avenue, Anchorage, Alaska		99503-6091
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	(907) 297-3000

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On June 5, 2012, Alaska Communications Systems Group, Inc. (the "Company") and General Communications, Inc. ("GCI") issued a press release in connection with the announcement of the transaction described in Item 8.01 below

(the "Transaction"). The Company will host a conference call and live webcast today, June 5, 2012, at 2:00 p.m. Eastern Time. Parties in the United States and Canada can call 877-941-9205 to access the conference call. Parties outside the United States and Canada can access the call at 480-629-9771. The live webcast of the conference call will be accessible from the "Events Calendar" section of the Company's website (www.alsk.com). Also available for the call will be a presentation that will describe some of the elements of the Transaction. The webcast will be archived for a period of 90 days. A telephonic replay of the conference call will also be available two hours after the call and will run until Monday, June 12, 2012 at midnight ET. To hear the replay, parties in the United States and Canada can call 800-406-7325 and enter pass code: 4544636. Parties outside the United States and Canada can call 303-590-3030 and enter pass code: 4544636.

By filing this Current Report on Form 8-K and furnishing related information, the registrant makes no admission as to the materiality of the information presented and the conference call referenced above. The Company has made, or will make prior to the investor conference call, a copy of the presentation available for viewing on the Company website at www.alsk.com. The Company reserves the right to discontinue the availability of the presentation materials from the Company website at any time.

The information disclosed in this Item 7.01 is "furnished" pursuant to Item 7.01 of Form 8-K and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, unless the registrant specifically incorporated them by reference in a document filed under the Securities Act of 1933, as amended, or the Exchange Act. In addition, the Company undertakes no duty or obligation to publicly update or revise the information included in this Item 7.01.

Item 8.01 Other Events.

On June 5, 2012, the Company and GCI announced their entry into definitive agreements under which the Company and GCI agreed to combine their wireless networks to establish The Alaska Wireless Network, LLC.

The closing of the Transaction is subject to certain terms and conditions, including receipt of all necessary governmental approvals. The closing of the Transaction is expected to occur by the second quarter of 2013.

The Company anticipates filing a Current Report on Form 8-K under Item 1.01, Entry into a Material Definitive Agreement, within the prescribed time period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alaska Communications Systems Group, Inc.

June 5, 2012	By:	/s/ Leonard A. Steinberg
Name: Leonard A. Steinberg
Title: Corporate Secretary

EXHIBIT B

ACS WIRELESS, INC.:
BIOGRAPHIES OF THE DIRECTORS AND SENIOR OFFICERS

Anand Vadapalli, serves as a member of the Board of Directors (the “Board”) of ACS Wireless, Inc. (“ACS Wireless”) and also serves on the board of directors of ACS Wireless’ parent company, Alaska Communications Systems Group, Inc. (“ACS Group”).  Prior to assuming those roles in early 2011, Mr. Vadapalli served as Executive Vice President and Chief Operations Officer (“COO”) of ACS Wireless beginning October 26, 2009, with operational responsibility for all facets of ACS Wireless’ business, including network operations, technology, sales and service.  Mr. Vadapalli served as ACS Wireless’ Executive Vice President, Operations and Technology, from December 2008 until October 2009 and previously was ACS Wireless’ Senior Vice President, Network & Information Technology beginning in August 2006, when he joined ACS Wireless.  Before joining ACS Wireless, Mr. Vadapalli had most recently served as Vice President of Information Technology at Valor Telecom since February 2004.  Prior to Valor, from January 2003 to February 2004, he served as Executive Vice President and Chief Information Officer at Network Telephone Corporation, and from January 1996 through January 2003, he served in various positions at Broadwing / Cincinnati Bell, including as Vice President, Information Technology.  Mr. Vadapalli holds a B.E. in Mechanical Engineering from Osmania University in Hyderabad, India as well as a P.G.D.M. from the Indian Institute of Management in Calcutta, India.  He currently serves as a member of the Board of Trustees for the University of Alaska Foundation.

Wayne P. Graham serves as a member of the Board and as CFO of ACS Wireless.  Mr. Graham is responsible for leading ACS Wireless’ finance, treasury, accounting, and investor relations functions and has key responsibilities in business strategy and cost structure rationalization, as well as performance measurement and metrics.  He also oversees ACS Wireless’ information technology function.  Mr. Graham is one of the ACS Group’s original founding members and a previous CFO of ACS Group.  He rejoins ACS Group and ACS Wireless from Ensequence, a leading provider of global interactive software for TV, where he served as CFO.  In addition to his roles at ACS Wireless and Ensequence, Mr. Graham previously served as CFO of Integra Telecom, a leading competitive local exchange company, and ACS Group Media, which was a publicly traded print and electronic yellow page provider, based in Alaska.  In total, he brings over twenty-five years of relevant financial and industry experience.  Mr. Graham holds a B.S.B.A. from Georgetown University and an M.B.A. from the University of Washington.

James R. Johnsen serves as ACS Wireless’ Senior Vice President of Human Resources and Process Transformation and is responsible for the company’s human resource and process transformation functions.  Mr. Johnsen joined Alaska Communications in 2011 from Doyon, Limited, an Alaska Native regional corporation, where he served as Senior Vice President of Administration.  Before that, he spent 12 years at the University of Alaska, where he served in several executives roles.  Mr. Johnsen is active in the community as a member of the Alaska State Chamber of Commerce Board of Directors, a Trustee of the University of Alaska Foundation and in several advisory roles at the University of Alaska, where he also teaches on occasion.  Mr. Johnsen holds an undergraduate degree from the University of California, Santa Cruz, a master’s from the University of Chicago, and a doctorate from the University of Pennsylvania.

B-1

Leonard A. Steinberg serves as a member of the Board and ACS Wireless’ Senior Vice President, Legal, Regulatory and Government Affairs and Corporate Secretary.  Mr. Steinberg is responsible for the Company’s legal affairs, corporate governance, regulatory compliance and risk management functions.  He also serves as the Company’s Chief Ethics Officer.  He previously served as ACS Group’s Vice President, General Counsel and Corporate Secretary from 2001 through 2011 after joining us as a senior attorney in June 2000.  From 1998 to 2000, Mr. Steinberg used his expertise in regulatory and administrative law to represent telecommunications and energy clients of Brena, Bell & Clarkson, P.C., an Anchorage, Alaska law firm.  Prior to that, Mr. Steinberg was a partner in the firm of Hosie, Wes, Sacks & Brelsford with offices in Anchorage, Alaska and San Francisco, California.  Mr. Steinberg practiced in the firm’s Anchorage office from 1996 to 1998 and in the firm’s San Francisco office from 1988 to 1996 where he primarily represented large clients in oil and gas royalty and tax disputes.  Mr. Steinberg holds a J.D. degree from the University of California’s Hastings College of Law, a Masters in Public Administration degree from Harvard University’s Kennedy School of Government, an M.B.A. from University of California Berkeley’s Haas School of Business, and a B.A. from the University of California at Santa Cruz.

Michael R. Todd serves as ACS Wireless’ Senior Vice President, Engineering and Operations.  Mr. Todd is responsible for all engineering, service delivery and operations functions.  His focus includes improving the overall customer experience through developing and executing long-term network evolution plans, establishing engineering and service delivery standards, coordinating cross-departmental process improvement teams to reduce cycle time, and enhancing operational efficiencies and employee development.  Mr. Todd first joined Alaska Communications in August 2008.  Before assuming his current position in October 2010, he served as ACS Group’s Vice President, Engineering and Service Delivery.  Mr. Todd brings more than 20 years of telecommunications leadership and expertise with a focus on engineering/service delivery, building and maintaining wireless networks, staff operations and multi-site development.  Prior to Alaska Communications, Mr. Todd held various engineering and operations leadership positions at Sprint, Nortel and Ericsson, Inc.  He holds a BS in Engineering from Texas A&M University and an M.B.A. from the University of Texas.

B-2

EXHIBIT C

PROPOSED NOTICE OF APPLICATION

SECURITIES AND EXCHANGE COMMISSION
[Release No.                        ;] File No. 812.14006

ACS Wireless, Inc.; Notice of Application

Agency: Securities and Exchange Commission (the “SEC”)

Action: Notice of application for an order under section 3(b)(2) of the Investment Company Act of 1940 (the “Act”).

Summary of Application: ACS Wireless, Inc. requests an order under section 3(b)(2) of the Act declaring that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities.

Filing date: The application was filed on DATE.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the SEC orders a hearing.  Interested persons may request a hearing by writing to the SEC’s Secretary and serving applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on DATE, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request such notification by writing to the SEC’s Secretary.

Addresses: Secretary, SEC, 100 F Street NE, Washington, DC 20549.  Alaska Communications Systems, 600 Telephone Avenue, Anchorage, Alaska 99503.

For Further Information Contact: [SEC Contacts]

Supplementary Information:  The following is a summary of the application.  The complete application may be obtained for a fee at the SEC’s public reference room at  100 F Street NE, Washington, DC 20549-0102 (tel. 202-551-5850).

Applicant’s Representations:

1.
ACS Wireless, Inc. (“ACS Wireless” or the “Applicant”), an Alaska corporation and a wholly owned subsidiary of Alaska Communications Systems Group, Inc. (“ACS Group”), is an Anchorage, Alaska-based telecommunications company that is primarily engaged in providing wireless communications services to residents of Alaska.  ACS Group and its subsidiary holding company, Alaska Communications Systems Holdings, Inc. (“ACS Holdings”) commenced business in May 1999 after the acquisition of two major telecommunications companies, and have since expanded their business to include internet and wireless technology services and have acquired or built significant fiber optic transport facilities connecting Alaska and the lower 48 United States.  ACS Wireless conducts most of the wireless portion of that business.  ACS Wireless states that throughout its history, ACS Wireless has been and continues to be primarily engaged in providing wireless communications services.  Currently, none of ACS Wireless’ unconsolidated assets are “investment securities” for purposes of the Investment Company Act of 1940 (the “Act”).

2.
On June 4, 2012, ACS Wireless and General Communications, Inc. (“GCI”) agreed to form a joint venture (the “Transaction”) in which each would contribute substantially all the assets used in its wireless businesses (other than its retail wireless business) and certain additional telecommunications assets to a newly formed limited liability company, The Alaska Wireless Network, LLC (“AWN”).  Under the terms of the Transaction, AWN will be primarily engaged in providing wireless communication services to residents of Alaska. Assuming completion of the Transaction, ACS Wireless will become a member of AWN, and AWN will be owned 66⅔% by GCI and 33⅓% by ACS Wireless.

3.
Along with the rights typically afforded to minority interest-holders in a joint venture, ACS Wireless maintains a significant influence over major decisions of AWN, while GCI is in charge of day-to-day management of AWN.  AWN’s Board will comprise the chief executive officer of each of ACS Group and GCI, and the chief executive officer of AWN.  In addition to the rights typically afforded to minority interest holders, ACS Wireless is in a position to influence the operations of AWN through a requirement for unanimous member approval of a number of key issues, including:  i) incurring indebtedness above certain thresholds, ii) entering into a facilities use agreement, distribution agreement, or similar agreement pursuant to which AWN will provide wireless services or plans to anyone other than ACS Wireless or GCI, iii) voluntary dissolution of AWN, distributions of assets upon liquidation or filing of a voluntary bankruptcy petition, iv) commencing or settling litigation or arbitration that involves an amount in excess of $5 million, v) making certain network capacity purchases, vi) making any decisions regarding major technology upgrade plans, or vii) lending by AWN outside of the ordinary course of business.

Applicant’s Legal Analysis:

4.
An issuer is an investment company under section 3(a)(1)(C) of the Act if it is engaged in or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the issuer’s total assets on an unconsolidated basis.  Under section 3(a)(2) of the Act, “investment securities” are defined to include all securities except Government securities, securities issued by employees’ securities companies, and securities issued by majority-owned subsidiaries which are not investment companies and which are not relying on section 3(c)(1) or 3(c)(7) of the Act to be excepted from the definition of investment company.

5.
ACS Wireless states that if the Transaction is completed, more than 40% of ACS Wireless’ unconsolidated assets will consist of its minority interest in AWN, placing ACS Wireless at risk of being considered an “investment company” under the Act.33

6.
Section 3(b)(2) of the act provides that the SEC may issue an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities through majority-owned subsidiaries or controlled companies conducting similar types of business.

7.
Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”  Section 2(a)(9) also states that ownership of more than 25% of the voting securities of a company creates a presumption of control of such company.  Such presumption remains in effect until the Commission makes a determination to the contrary.

8.
ACS Wireless will own more than 25% of AWN following the Transaction, will appoint one of the three directors of AWN, and has significant other rights.  Consequently, AWN is a controlled company of ACS Wireless under the Act.

9.
ACS Wireless states that before the Transaction, none of its assets constitute investment securities for purposes of the Act, and following the transaction, substantially more than 50% of its assets will consist of its interest in AWN, a controlled company engaged in its historical industry of providing telecommunications services.

10.
The SEC has listed relevant criteria that it will use to determine whether an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities in securities for purposes of Section 3(b)(2) of the Act.34  The five relevant factors are: i) the issuer’s historical development, ii) its public representations of policy, iii) the activity of its officers and directors, iv) the nature of its present assets and v) the sources of its present income.35

33 Pursuant to Section 3(a)(1)(C) of the Act, securities issued by majority-owned subsidiaries of the issuer are not counted among the issuer’s “investment securities” for purposes of reaching the 40% threshold set forth in the Act, when such subsidiary is (i) not itself an investment company and (ii) not relying on an exemption from the definition of investment company under Section (3)(c)(1) or Section (3)(c)(7) of the Act.  Therefore, Neither ACS Group nor ACS Holdings will be considered an investment company as a result of  the Transaction, if ACS Wireless is deemed not to be an investment company following the Transaction.

34 See Certain Prima Facie Investment Companies, Investment Company Act Release No. IC-10937 (Nov. 13, 1979); In the Matter of the Tonopah Mining Company of Nevada, 26 SEC 426 (1947).

35 See Id.

11.	ACS Group states that the five factors enumerated above apply to ACS Group as follows:

a.
Historical Development.  Throughout its history, ACS Wireless has remained focused on providing wireless voice and data communications services to the residents of Alaska.  At no time has a significant portion of ACS Wireless’ income been derived from investing, reinvesting, owning, holding or trading in securities.

b.
Public Representations of Policy.  ACS Wireless has been consistently held out as a telecommunications company providing wireless services to its customers.  ACS Wireless’ parent company, ACS Group, is a well-known communications company in the state of Alaska and has never held itself or ACS Wireless out to be anything other than a communications company.  In ACS Group’s annual 10-K  and quarterly 10-Q filings with the Commission, ACS Group has consistently stated that its objective, directly and through subsidiaries, including ACS Wireless, is to provide leading integrated communications services to consumer and business customers in and out of Alaska.  Through public statements, reports to shareholders, periodic filings with the Commission, public advertising and information contained on ACS Wireless’ website, ACS Wireless and ACS Group have invariably represented that ACS Wireless is primarily engaged in the business of communications services.

c.
Activities of Officers and Directors. The directors and executive officers of ACS Wireless are primarily engaged in managing ACS Wireless’ wireless telecommunications business.  Neither the directors nor the officers of ACS Wireless dedicate significant time to investing, reinvesting, owning, holding or trading in securities on behalf of ACS Wireless.

d.
Nature of Assets.  ACS Wireless’ directly-owned assets include: (i) $73 million of property, plant and equipment and (ii) $32.9 million of current assets including cash, accounts receivable, material, supplies, prepayment and other current assets (“Current Assets”).  ACS Wireless owns no investment securities.  Following the Transaction, outside of its interest in AWN, ACS Wireless’ assets primarily consist of retail-related wireless assets.

e.
Sources of Income.  ACS Wireless derives the majority of its income from its wireless businesses.  As of January 2012, for accounting purposes ACS Wireless is not a separate financial reporting segment of ACS Group and therefore ACS Group does not track ACS Wireless’ expenses separately, although it does track ACS Wireless’ revenue for business purposes.  ACS Wireless’ sources of revenue demonstrate that ACS Wireless’ revenue is overwhelmingly attributable to its wireless telecommunications business.  Dividends, interest and gains, and loss on sales of securities constitute virtually no portion of ACS Wireless’ revenue.  ACS Wireless has no investment securities with respect to which it incurs expenses.

12.
The Applicants state that they meet the criteria established by the SEC to determine whether an issuer is primarily engage in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

For the SEC, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary